SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany
T +49 6227 7-47474
F +49 6227 7-57575 www.sap.com

Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Date: July 6, 2011

SAP AG	Form 20-F for the Fiscal Year Ended December 31, 2010
Filed March 18, 2011
File No. 001-14251

Dear Ms. Collins,

Reference is made to comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the Staff) dated July 1, 2011 relating to SAP AG’s Form 20-F for the fiscal year ended December 31, 2010 filed March 18, 2011. Due to second quarter 2011 close activities, SAP hereby requests additional time to respond to such comments. SAP hereby informs the Staff that SAP intends to respond to the Staff’s comments by July 31, 2011.

If you have any questions about the foregoing, please contact the undersigned at +49 6227 7 63475 or Wendy Boufford at 650-845-5791.

Best Regards,

Dr. Christoph Hütten

Senior Vice President & Chief Accounting Officer

T +49 6227 7-63475

F +49 6227 78-30535

E christoph.huetten@sap.com

SAP AG

Vorstand: Bill McDermott (Co-CEO), Jim Hagemann Snabe (Co-CEO), Werner Brandt, Angelika Dammann, Gerhard Oswald, Vishal Sikka

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 350269

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00